Exhibit 99.2

VINCI
COMPASS

## 1Q'25 Earnings Release

*ir.vincicompass.com*

*May 12th, 2025*

VINCI
COMPASS

## Vinci Compass Reports First Quarter 2025 Results

*Alessandro Horta, Chief Executive Officer, stated, "The first quarter of 2025 is our first full quarter operating as Vinci Compass, and marks a meaningful milestone of six months since the closing of our business combination. During these six months we have advanced significantly in the integration of our combined platforms by fostering collaboration at every level - from operational synergies in our offices to the unification of expertise across management and commercial teams. By bringing together complementary capabilities and diverse perspectives, we have accelerated value creation and have been laying a strong foundation for sustainable growth across the short, medium and long term. In the first quarter we delivered strong fundraising results, with R$1.1 billion in capital subscriptions, mainly across our Credit segment, with remains a cornerstone of our strategic focus. We are actively scaling multiple initiatives across a wide range of strategies and geographies."*

### Fee Related Earnings & Capital Subscriptions

R$66mm
FRE 1Q'25 +22% YoY

R$1.1bn
Capital Subs. 1Q'25

### Distributable Earnings & Dividends

R$62mm +26% YoY
Adj. Distributable Earnings 1Q'25

R$ 0.98
Adj. Distributable Earnings (per Share) 1Q'25

US$ 0.15
Quarterly Dividend

1Q’25 Earnings Release May 12th, 2025

About Vinci Compass

Vinci Compass stands as the premier partner for alternative investments and global solutions in Latin America. With nearly three decades of experience and local operations from eleven offices in Latin America and the US, our expertise spans: Private Equity, Credit, Real Estate, Infrastructure, Forestry, Equities, Global Investment Products & Solutions, and Corporate Advisory. Each segment is managed by specialized teams dedicated to investment and advisory excellence. As of March 2025, Vinci Compass had R$305 billion in assets under management and advisory.

Webcast and Earnings Conference Call

Vinci Compass will host a conference call at 5:00pm ET on Monday, May 12, 2025, to announce its first quarter 2025 results.

To access the webcast please visit the Events & Presentations' section of the Company's website at:

https://ir.vincicompass.com/news-and-events/events.

For those unable to listen to the live broadcast, there will be a webcast replay on the same section of the website.

Investor Contact

ShareholderRelations@vincicompass.com

NY: +1 (646) 559-8040

RJ: +55 (21) 2159-6240

USA Media Contact

Joele Frank, Wilkinson Brimmer Katcher

Kate Thompson

+1 (212) 355-4449

Brazil Media Contact

Danthi Comunicações

Carla Azevedo (carla@danthicomunicacoes.com.br)

+55 (21) 3114-0779

Earnings Release | Vinci Compass	3

1Q’25 Earnings Release May 12th, 2025

Segment Earnings

(R$ thousands, unless mentioned)	1Q'24	4Q'24	1Q'25	∆ YoY(%)	1Q'24 LTM	1Q'25 LTM	∆ YoY(%)
Net revenue from management fees	96,455	170,193	195,529	103%	393,945	586,606	49%
Net revenue from advisory fees	10,359	40,328	24,853	140%	45,690	82,628	81%
Other revenues	–	7,925	11,262	N/A	–	19,187	N/A
Total Fee Related Revenues[i]	106,814	218,446	231,644	117%	439,635	688,421	57%
Segment personnel expenses	(7,337)	(14,895)	(20,125)	174%	(29,859)	(50,815)	70%
Other G&A expenses	(5,495)	(14,728)	(15,431)	181%	(20,788)	(42,804)	106%
Placement fee amortization and rebates	(501)	(14,393)	(21,015)	4,095%	(2,174)	(36,401)	1,574%
Corporate center expenses	(21,087)	(64,006)	(77,652)	268%	(89,106)	(192,225)	116%
Bonus compensation related to management and advisory	(18,748)	(31,397)	(31,744)	69%	(84,686)	(105,749)	25%
Total Fee Related Expenses	(53,168)	(139,418)	(165,967)	212%	(226,611)	(427,993)	89%
FEE RELATED EARNINGS (FRE)ii	53,646	79,028	65,677	22%	213,024	260,428	22%
FRE Marginiii (%)	50.2%	36.2%	28.4%		48.5%	37.8%
FRE per shareiv (R$/share)	1.01	1.23	1.04	3%	3.96	4.45	12%
Net revenue from performance fees	2,273	27,412	3,077	35%	21,564	37,992	76%
Performance based compensation	(1,009)	(10,930)	(1,350)	34%	(10,916)	(15,690)	44%
PERFORMANCE RELATED EARNINGS (PRE)[v]	1,264	16,482	1,727	37%	10,648	22,303	109%
PRE Marginvi (%)	55.6%	60.1%	56.1%		49.4%	58.7%
(-) Unrealized performance fees	–	9,454	–	N/A	1,042	12,937	1,142%
(+) Unrealized performance compensation	–	74	–	N/A	(369)	(1,159)	214%
(+) Realized GP investment income	4,406	4,111	4,285	(3)%	17,735	25,314	43%
SEGMENT DISTRIBUTABLE EARNINGSvii	59,316	109,150	71,689	21%	242,080	319,824	32%
Segment DE Margin (%)	52.3%	42.1%	30.0%		50.4%	41.8%
(+) Depreciation and amortization	1,891	2,636	3,361	78%	7,423	10,142	37%
(+) Realized financial income	12,362	10,308	14,423	17%	76,618	51,330	(33)%
(-) Leasing expenses	(2,216)	(2,072)	(3,758)	70%	(9,394)	(9,837)	5%
(-) Other itemsviii	(9,236)	(30,198)	(14,004)	52%	(24,155)	(68,577)	184%
(-) Non-operational expensesix	(1,333)	(39,827)	(255)	(81)%	(3,257)	(55,484)	1,604%
(-) Income taxes (excluding related to unrealized fees and income)	(12,487)	(14,610)	(9,378)	(25)%	(56,819)	(49,759)	(12)%
DISTRIBUTABLE EARNINGS (DE)[x]	48,297	35,386	62,078	29%	232,496	197,638	(15)%
DE Marginxi (%)	38.4%	13.1%	24.5%		41.8%	24.2%
DE per share (R$/share)	0.91	0.55	0.98	8%	4.32	3.42	(21)%
(+) Nonrecurring expenses (including Income Tax effect)	1,308	38,560	228	(83)%	2,939	54,119	1,741%
ADJUSTED DISTRIBUTABLE EARNINGSxii	49,605	73,946	62,306	26%	235,435	251,757	7%
Adjusted DE Marginxiii (%)	39.4%	27.4%	24.6%		42.3%	30.9%
Adjusted DE per sharexiv (R$/share)	0.93	1.15	0.98	6%	4.38	4.31	(1)%

Total Fee Related Revenues of R$231.6 million for the quarter ended March 31, 2025, compared to R$106.8 million for the quarter ended March 28, 2024, an increase of 117% year-over year. This increase was pushed by growth in management fees and higher advisory fees, driven mostly by the contribution from the Compass and Lacan transactions, combined with organic fundraising from the Private Equity and Real Assets segments. In the quarter, management fees accounted for R$195.5 million, an increase of 103% year-over-year. Advisory fees, which include fees coming mostly from upfront fees charged for third-party distribution alternative commitments in Global IP&S, totaled R$24.9 million, up 140% year-over-year. Other revenues, which comprise of brokerage fees and fund services fees, totaled R$11.3 million in the quarter. Fee Related Revenues were R$688.4 million for the last twelve months ended March 31, 2025, up 57% when compared to the last twelve months ended March 28, 2024, driven by strong fundraising across Private Equity, Credit and Real Assets products additional to the fees coming from transactions with Compass, MAV and Lacan.

Earnings Release | Vinci Compass	4

1Q’25 Earnings Release May 12th, 2025

Fee Related Earnings (“FRE”) of R$65.7 million (R$1.04/share) for the quarter ended March 31, 2025, up 22% year-over-year on an absolute basis and 3% year-over-year on a per share basis, driven by stronger management and advisory fees from the combination with Compass, acquisition of MAV and Lacan, and organic fundraising across Private Equity and Real Assets funds. FRE of R$260.4 million (R$4.45/share) for the last twelve months ended March 31, 2025, up 22% when compared to the last twelve months ended March 28, 2024 on an absolute basis and 12% on a per share basis.

Performance Related Earnings (“PRE”) of R$1.7 million for the quarter ended March 31, 2025, up 37% year-over-year. This growth was driven by realized performance in Global IP&S and Equities segments, with highlights to the fund Vinci Retorno Real and an Equities separate mandate fund. PRE was R$22.3 million for the last twelve months ended March 31, 2025, an increase of 109% when compared to the last twelve months ended March 28, 2024.

Segment Distributable Earnings of R$71.7 million for the quarter ended March 31, 2025,  up 21% year-over-year. Segment Distributable Earnings were R$319.8 million for the last twelve months ended March 31, 2025, up 32% year-over-year.

Adjusted Distributable Earnings (“DE”) of R$62.3 million (R$0.98/share) for the quarter ended March 31, 2025, up 26% year-over-year on an absolute basis and 6% year-over-year on aper share basis. The increase was driven mostly by FRE growth. Adjusted DE was R$251.8 million (R$4.31/share) for the last twelve months ended March 31, 2025, up 7% when compared to the last twelve months ended March 28, 2024 on an absolute basis, and down 1% on per share basis.

Earnings Release | Vinci Compass	5

1Q’25 Earnings Release May 12th, 2025

Segment Highlights

Global IP&S

(R$ thousands, unless mentioned)	1Q'24	4Q'24	1Q'25	∆ YoY (%)	1Q'25 LTM
Net revenue from management fees	19,972	43,857	65,625	229%	147,598
Net revenue from advisory fees	8	17,988	22,547	281,734%	41,584
Other revenues	–	7,745	11,085	N/A	18,830
Total Fee Related Revenues	19,980	69,590	99,257	397%	208,014
Segment personnel expenses	(2,188)	(4,036)	(6,299)	188%	(14,908)
Other G&A expenses	(2,627)	(6,330)	(7,043)	168%	(19,283)
Placement fee amortization and rebates	–	(6,633)	(9,438)	N/A	(16,072)
Corporate center expenses	(4,181)	(32,747)	(42,022)	905%	(83,909)
Bonus compensation related to management and advisory	(4,754)	(5,729)	(13,419)	182%	(30,061)
Total Fee Related Expenses	(13,750)	(55,474)	(78,221)	469%	(164,234)
FEE RELATED EARNINGS (FRE)	6,230	14,116	21,035	238%	43,779
FRE Margin (%)	31.2%	20.3%	21.2%		21.0%
Net revenue from performance fees	9	14,636	1,295	14,284%	16,292
Realized performance fees	9	14,636	1,295	14,284%	16,292
Unrealized performance fees	–	–	–	N/A	–
Performance based compensation	(4)	(4,619)	(562)	13,959%	(5,397)
PERFORMANCE RELATED EARNINGS (PRE)	5	10,017	732	14,545%	10,897
PRE Margin (%)	55.6%	68.4%	56.6%		66.9%
(-) Unrealized performance fees	–	–	–	N/A	–
(+) Unrealized performance compensation	–	–	–	N/A	–
(+) Realized GP investment income	58	9	296	410%	731
SEGMENT DISTRIBUTABLE EARNINGS	6,293	24,142	22,063	251%	55,408
Segment DE Margin (%)	31.4%	28.7%	21.9%		24.6%

FEE EARNING ASSETS UNDER MANAGEMENT (FEAUM)	25,654	254,004	230,551	799%	230,551
AVERAGE FEE RATE (%)xv	0.35%	0.20%	0.13%		0.18%
FEE EARNING ASSETS UNDER MANAGEMENT (FEAUM) EX-UPFRONTSxvi	25,654	193,984	180,855	605%	180,855
AVERAGE FEE RATE (%) EX-UPFRONTS	0.35%	0.20%	0.17%		0.20%

Fee Related Earnings (FRE) of R$21.0 million for the quarter ended March 31, 2025, up 238% year-over-year. This growth was driven by management and advisory fees from third-party distribution (TPD) across liquid and alternative strategies coming from the combination with Compass. Global IP&S advisory fees consist of upfront fees charged for TPD alternative commitments. FRE was R$43.8 million for the last twelve months ended March 31, 2025.

Performance Related Earnings (PRE) of R$0.7 million for the first quarter 2025, up 14,545% year-over-year. These performance fees were driven by Commingled Fund strategies, with a highlight to the Vinci Retorno Real fund.

Segment Distributable Earnings of R$22.1 million for the quarter ended March 31, 2025, up 251% year-over-year, driven by higher Fee Related Earnings in the quarter. Segment DE was R$55.4 million for the last twelve months ended March 31, 2025.

AUMxvii reached R$231.9 billion, representing a 795% year-over-year increase. This growth was driven by both inorganic expansion and appreciation within the portfolio.

Earnings Release | Vinci Compass	6

1Q’25 Earnings Release May 12th, 2025

Credit

(R$ thousands, unless mentioned)	1Q'24	4Q'24	1Q'25	∆ YoY (%)	1Q'25 LTM
Net revenue from management fees	13,183	38,923	52,818	301%	123,124
Net revenue from advisory fees	280	25	–	(100)%	25
Other revenues	–	–	–	N/A	–
Total Fee Related Revenues	13,462	38,947	52,818	292%	123,149
Segment personnel expenses	(1,363)	(4,970)	(6,851)	403%	(14,981)
Other G&A expenses	(764)	(2,790)	(2,561)	235%	(6,900)
Placement fee amortization and rebates	–	(5,616)	(8,065)	N/A	(13,682)
Corporate center expenses	(2,728)	(13,147)	(17,123)	528%	(37,719)
Bonus compensation related to management and advisory	(2,496)	(5,285)	(8,017)	221%	(19,951)
Total Fee Related Expenses	(7,352)	(31,808)	(42,617)	480%	(93,232)
FEE RELATED EARNINGS (FRE)	6,111	7,139	10,202	67%	29,917
FRE Margin (%)	45.4%	18.3%	19.3%		24.3%
Net revenue from performance fees	7	4,980	16	122%	8,412
Realized performance fees	7	4,980	16	122%	8,412
Unrealized performance fees	–	–	–	N/A	–
Performance based compensation	(4)	(1,848)	(2)	(48)%	(3,363)
PERFORMANCE RELATED EARNINGS (PRE)	4	3,132	13	236%	5,050
PRE Margin (%)	57.1%	62.9%	86.6%		60.0%
(-) Unrealized performance fees	–	–	–	N/A	–
(+) Unrealized performance compensation	–	–	–	N/A	–
(+) Realized GP investment income	1,642	1,548	1,477	(10)%	7,011
SEGMENT DISTRIBUTABLE EARNINGS	7,757	11,819	11,692	51%	41,979
Segment DE Margin (%)	51.3%	26.0%	21.5%		30.3%

FEE EARNING ASSETS UNDER MANAGEMENT (FEAUM)	7,592	28,540	28,764	279%	28,764
AVERAGE MANAGEMENT FEE RATE (%)	0.75%	0.80%	0.76%		0.81%

Fee Related Earnings (FRE) of R$10.2 million for the quarter ended March 31, 2025, up 67% year-over-year, driven by growth in management fees both inorganic efforts - with contributions from Compass and MAV - and organically - from a combination of fundraising, deployment and portfolio appreciation across Opportunistic Capital Solutions (SPS) and High-Grade Credit strategies. FRE was R$29.9 million for the last twelve months ended March 31, 2025.

Performance Related Earnings (PRE) was R$13 thousand for the quarter ended March 31, 2025, up 236% year-over-year. Most of the funds in the segment typically charge performance fees in the second and fourth quarters of the year; consequently, PRE in the first quarter is historically lower.

Segment Distributable Earnings of R$11.7 million for the quarter ended March 31, 2025, up 51% year-over-year, driven by higher Fee Related Earnings in the quarter. Segment DE was R$42.0 million for the last twelve months ended March 31, 2025.

AUM of R$29.4 billion in the quarter, up 287% year-over-year. In the last twelve months ended March 31, 2025, in addition to the added inorganic AUM from transactions with Compass and MAV, we had a strong organic fundraising activity, securing R$2.7 billion in new commitments for the segment – with closings of SPS IV, from the Opportunistic Capital Solutions strategy, and PEPCO II from our Diversified Private Credit strategy.

Earnings Release | Vinci Compass	7

1Q’25 Earnings Release May 12th, 2025

Private Equity

(R$ thousands, unless mentioned)	1Q'24	4Q'24	1Q'25	∆ YoY (%)	1Q'25 LTM
Net revenue from management fees	26,284	45,711	31,294	19%	151,657
Net revenue from advisory fees	–	–	–	N/A	–
Other revenues	–	–	–	N/A	–
Total Fee Related Revenues	26,284	45,711	31,294	19%	151,657
Segment personnel expenses	(1,066)	(1,194)	(1,168)	10%	(4,595)
Other G&A expenses	(533)	(873)	(798)	50%	(3,487)
Placement fee amortization and rebates	(309)	(952)	(367)	19%	(1,928)
Corporate center expenses	(5,450)	(6,645)	(6,032)	11%	(26,213)
Bonus compensation related to management and advisory	(3,106)	(6,884)	(3,497)	13%	(18,401)
Total Fee Related Expenses	(10,464)	(16,547)	(11,861)	13%	(54,625)
FEE RELATED EARNINGS (FRE)	15,820	29,164	19,433	23%	97,034
FRE Margin (%)	60.2%	63.8%	62.1%		64.0%
Net revenue from performance fees	–	–	–	N/A	–
Realized performance fees	–	–	–	N/A	–
Unrealized performance fees	–	–	–	N/A	–
Performance based compensation	–	–	–	N/A	–
PERFORMANCE RELATED EARNINGS (PRE)	–	–	–	N.A	–
PRE Margin (%)	N/A	N/A	N/A		N.A/
(-) Unrealized performance fees	–	–	–	N/A	–
(+) Unrealized performance compensation	–	–	–	N/A	–
(+) Realized GP investment income	–	–	–	N/A	31
SEGMENT DISTRIBUTABLE EARNINGS	15,820	29,164	19,433	23%	97,065
Segment DE Margin (%)	60.2%	63.8%	62.1%		64.0%

FEE EARNING ASSETS UNDER MANAGEMENT (FEAUM)	11,240	13,471	13,287	18%	13,287
AVERAGE MANAGEMENT FEE RATE (%)	0.99%	1.47%	1.00%		1.26%

Fee Related Earnings (FRE) of R$19.4 million for the quarter ended March 31, 2025, up 23% year-over-year. This result was driven by strong fundraising in VCP IV over the past couple of years, with its final closing successfully completed in the fourth quarter of 2024. FRE was R$97.0 million for the last twelve months ended March 31, 2025.

Segment Distributable Earnings of R$19.4 million for the quarter ended March 31, 2025, up 23% when compared to the quarter ended March 28, 2024, driven by higher Fee Related Earnings in the quarter. Segment DE was R$97.1 million for the last twelve months ended March 31, 2025.

AUM of R$16.5 billion at the end of the first quarter, an 18% increase year-over-year, propelled by robust fundraising over the last twelve months mainly by the fourth Private Equity Vintage, VCP IV – amidst a challenging global macroeconomic scenario for the strategy.

Earnings Release | Vinci Compass	8

1Q’25 Earnings Release May 12th, 2025

Equities

(R$ thousands, unless mentioned)	1Q'24	4Q'24	1Q'25	∆ YoY (%)	1Q'25 LTM
Net revenue from management fees	13,964	16,150	18,794	35%	63,098
Net revenue from advisory fees	–	948	–	N/A	948
Other revenues	–	–	–	N/A	–
Total Fee Related Revenues	13,964	17,098	18,794	35%	64,047
Segment personnel expenses	(889)	(1,671)	(2,269)	155%	(5,517)
Other G&A expenses	(344)	(1,892)	(2,121)	517%	(4,976)
Placement fee amortization and rebates	–	(998)	(1,551)	N/A	(2,549)
Corporate center expenses	(2,890)	(5,600)	(5,701)	97%	(17,943)
Bonus compensation related to management and advisory	(2,004)	(3,040)	(2,562)	28%	(9,990)
Total Fee Related Expenses	(6,126)	(13,201)	(14,203)	132%	(40,977)
FEE RELATED EARNINGS (FRE)	7,838	3,898	4,591	(41)%	23,070
FRE Margin (%)	56.1%	22.8%	24.4%		36.0%
Net revenue from performance fees	2,257	1	1,767	(22)%	5,177
Realized performance fees	2,257	1	1,767	(22)%	5,177
Unrealized performance fees	–	–	–	N/A	–
Performance based compensation	(1,001)	0	(786)	(22)%	(2,328)
PERFORMANCE RELATED EARNINGS (PRE)	1,255	1	982	(22)%	2,848
PRE Margin (%)	55.6%	174.5%	55.6%		55.0%
(-) Unrealized performance fees	–	–	–	N/A	–
(+) Unrealized performance compensation	–	–	–	N/A	–
SEGMENT DISTRIBUTABLE EARNINGS	9,093	3,898	5,573	(39)%	25,917
Segment DE Margin (%)	56.1%	22.8%	27.1%		37.4%

FEE EARNING ASSETS UNDER MANAGEMENT (FEAUM)	9,859	13,815	14,739	49%	14,739
AVERAGE MANAGEMENT FEE RATE (%)	0.60%	0.61%	0.55%		0.58%

Fee Related Revenues of R$18.8 million for the quarter ended March 31, 2025, up 35% year-over-year. This increase was driven primarily by the consolidation of Compass’ regional Equities platform, which contributed to growth in management fees.

Fee Related Earnings (FRE) of R$4.6 million for the quarter ended March 31, 2025, down 41% year-over-year due to higher expenses following the combination with Compass. FRE was R$23.1 million for the last twelve months ended March 31, 2025.

Segment Distributable Earnings of R$5.6 million for the quarter ended March 31, 2025, down 39% when compared to the quarter ended March 28, 2024, driven by an increase in fee related expenses and lower performance fees in the quarter. Segment DE was R$25.9 million for the last twelve months ended March 31, 2025.

AUM of R$14.8 billion at the end of the third quarter, a 49% increase year-over-year, following the combination with Compass.

Earnings Release | Vinci Compass	9

1Q’25 Earnings Release May 12th, 2025

Real Assets

(R$ thousands, unless mentioned)	1Q'24	4Q'24	1Q'25	∆ YoY (%)	1Q'25 LTM
Net revenue from management fees	23,052	25,552	26,997	17%	101,129
Net revenue from advisory fees	274	1,976	1,850	575%	6,515
Other revenues	–	180	177	N/A	357
Total Fee Related Revenues	23,327	27,709	29,024	24%	107,999
Segment personnel expenses	(1,278)	(2,421)	(2,986)	134%	(8,446)
Other G&A expenses	(1,057)	(2,732)	(2,774)	162%	(7,553)
Placement fee amortization and rebates	(192)	(192)	(1,594)	730%	(2,170)
Corporate center expenses	(4,783)	(5,049)	(5,931)	24%	(22,250)
Bonus compensation related to management and advisory	(3,294)	(4,460)	(4,083)	24%	(16,721)
Total Fee Related Expenses	(10,605)	(14,855)	(17,368)	64%	(57,141)
FEE RELATED EARNINGS (FRE)	12,721	12,854	11,656	(8)%	50,858
FRE Margin (%)	54.5%	46.4%	40.2%		47.1%
Net revenue from performance fees	–	7,794	–	N/A	8,111
Realized performance fees	–	17,248	–	N/A	21,048
Unrealized performance fees	–	(9,453)	–	N/A	(12,936)
Performance based compensation	–	(4,463)	–	N/A	(4,602)
PERFORMANCE RELATED EARNINGS (PRE)	–	3,331	–	N.A	3,509
PRE Margin (%)	N/A	42.7%	N/A		43.3%
(-) Unrealized performance fees	–	9,454	–	N/A	12,937
(+) Unrealized performance compensation	–	74	–	N/A	(1,159)
(+) Realized GP investment income	2,706	2,554	2,512	(7)%	17,541
SEGMENT DISTRIBUTABLE EARNINGS	15,427	28,268	14,168	(8)%	83,684
Segment DE Margin (%)	59.3%	59.5%	44.9%		57.1%

FEE EARNING ASSETS UNDER MANAGEMENT (FEAUM)	10,931	11,567	11,839	8%	11,839
AVERAGE MANAGEMENT FEE RATE (%)	0.88%	1.01%	0.98%		0.97%

Fee Related Revenues of R$29.0 million for the quarter ended March 31, 2025, up 24% year-over-year. The increase was supported by both organic fundraising, with funds such as FDIRS and VICC in Infrastructure, and the acquisition of Lacan and integration of Compass’ Real Estate platforms in Uruguay and Peru. Fee Related Revenues were R$108.0 million for the last twelve months ended March 31, 2025.

Fee Related Earnings (FRE) of R$11.7 million for the quarter ended March 31, 2025, down 8% year-over-year. The slight year-over-year decline in FRE reflects the initial impact of integrating Compass’ Real Estate operations. FRE was R$50.9 million for the last twelve months ended March 31, 2025.

Segment Distributable Earnings of R$14.2 million for the quarter ended March 31, 2025, down 8% when compared to the quarter ended March 28, 2024, following the decrease in FRE. Segment DE was R$83.7 million for the last twelve months ended March 31, 2025.

AUM of R$12.0 billion at the end of the third quarter, a 9% increase year-over-year. This segment encompasses Infrastructure, Real Estate, and Forestry strategies.

Earnings Release | Vinci Compass	10

1Q’25 Earnings Release May 12th, 2025

Corporate Advisory

(R$ thousands, unless mentioned)	1Q'24	4Q'24	1Q'25	∆ YoY (%)	1Q'25 LTM
Net revenue from management fees	–	–	–	N/A	–
Net revenue from advisory fees	9,797	19,390	457	(95)%	33,556
Other revenues	–	–	–	N/A	–
Total Fee Related Revenues	9,797	19,390	457	(95)%	33,556
Segment personnel expenses	(553)	(604)	(553)	(0)%	(2,367)
Other G&A expenses	(170)	(111)	(134)	(21)%	(605)
Placement fee amortization and rebates	–	–	–	N/A	–
Corporate center expenses	(1,054)	(818)	(844)	(20)%	(4,190)
Bonus compensation related to management and advisory	(3,093)	(5,999)	(167)	(95)%	(10,624)
Total Fee Related Expenses	(4,870)	(7,532)	(1,697)	(65)%	(17,786)
FEE RELATED EARNINGS (FRE)	4,926	11,858	(1,240)	N/A	15,770
FRE Margin (%)	50.3%	61.2%	(271.5)%		47.0%
SEGMENT DISTRIBUTABLE EARNINGS	4,926	11,858	(1,240)	N/A	15,770
Segment DE Margin (%)	50.3%	61.2%	(271.5)%		47.0%

Fee Related Earnings (FRE) was negative R$1.2 million for the quarter ended March 31, 2025. Historically, the first quarter tends to be a seasonally softer period for the industry, and this year it was further impacted by macroeconomic uncertainties. However, we expect deal activity to pick up over the upcoming quarters. FRE was R$15.8 million for the last twelve months ended March 31, 2025. FRE was R$15.8 million for the last twelve months ended March 31, 2025.

Segment Distributable Earnings of R$15.8 million for the last twelve months ended March 31, 2025.

Earnings Release | Vinci Compass	11

1Q’25 Earnings Release May 12th, 2025

Income Statement

(R$ thousands, unless mentioned)	1Q'24	4Q'24	1Q'25	∆ YoY (%)	1Q'24 LTM	1Q'25 LTM	∆ YoY (%)
REVENUES
Net revenue from management fees	96,455	170,193	195,529	103%	393,945	586,606	49%
Net revenue from performance fees	2,273	27,412	3,077	35%	21,564	37,992	76%
Realized performance fees	2,273	36,867	3,077	35%	22,606	50,930	125%
Unrealized performance fees	–	(9,454)	–	N/A	(1,042)	(12,937)	1,142%
Net revenue from advisory	10,359	40,328	24,853	140%	45,690	82,628	81%
Other revenues	–	7,925	11,262	N/A	–	19,187	N/A
Total net revenues from services rendered	109,087	245,858	234,721	115%	461,199	726,413	58%
OPERATING EXPENSES
Bonus related to management and advisory	(18,748)	(31,397)	(31,744)	69%	(84,686)	(105,749)	25%
Performance based compensation	(1,009)	(10,930)	(1,350)	34%	(10,916)	(15,690)	44%
Realized	(1,009)	(10,855)	(1,350)	34%	(11,285)	(16,848)	49%
Unrealized	–	(74)	–	N/A	369	1,159	214%
Total compensation and benefits	(19,757)	(42,327)	(33,094)	68%	(95,602)	(121,439)	27%
Segment personnel expenses	(7,337)	(14,895)	(20,125)	174%	(29,859)	(50,814)	70%
Other general and administrative expenses	(5,495)	(14,728)	(15,431)	181%	(20,788)	(42,804)	106%
Placement fee amortization and rebates	(501)	(14,393)	(21,015)	4,095%	(2,174)	(36,401)	1,574%
Corporate center expenses	(21,087)	(64,006)	(77,652)	268%	(89,106)	(192,225)	116%
Total expenses	(54,177)	(150,348)	(167,317)	209%	(237,527)	(443,682)	87%
Operating profit	54,910	95,510	67,404	23%	223,672	282,731	26%
OTHER GP AND FINANCIAM INCOME AND EXPENSES
GP Investment income	13,509	3,903	4,006	(70)%	59,727	5,550	(91)%
Realized gain from GP investment income	4,406	4,111	4,285	(3)%	17,735	25,314	43%
Unrealized gain from GP investment income	9,103	(208)	(279)	N/A	41,992	(19,764)	N/A
Financial income	12,362	10,308	14,423	17%	76,618	51,330	(33)%
Realized gain from financial income	12,362	10,308	14,423	17%	76,618	51,330	(33)%
Unrealized gain from financial income	–	–	–	N/A	–	–	N/A
Leasing expenses	(2,216)	(2,072)	(3,758)	70%	(9,394)	(9,837)	5%
Other items	(14,992)	(46,636)	(4,458)	(70)%	(48,468)	(70,847)	46%
Equity gain (loss)	–	(1,500)	(2,201)	N/A	–	(3,701)	N/A
Share based plan	(6,148)	(6,524)	(5,003)	(19)%	(19,008)	(21,334)	12%
Management contract amortization	–	(2,392)	(2,870)	N/A	–	(5,262)	N/A
Extraordinary expenses	(1,333)	(39,827)	(255)	(81)%	(3,257)	(55,484)	1,604%
Total Other items	1,182	(84,740)	(116)	N/A	56,218	(109,585)	N/A
Profit before income taxes	56,092	10,770	67,288	20%	279,890	173,146	(38)%
(-) Income taxes	(10,384)	(10,221)	(11,360)	9%	(47,429)	(46,953)	(1)%
NET INCOME	45,708	549	55,928	22%	232,461	126,193	(46)%
(+) Nonrecurring expenses (including Income Tax effect)	1,308	38,560	228	(83)%	2,939	54,119	1,741%
(-) Earn-out Adjust	3,799	12,487	(8,141)	N/A	16,949	2,772	(84)%
ADJUSTED NET INCOME	50,815	51,596	48,015	(6)%	252,349	183,084	(27)%

Total net revenues from services rendered of R$234.7 million for the quarter ended March 31, 2025, up 115% year-over-year. This growth was driven by stronger management and advisory fees in the period, primarily from the combination with Compass, the 1Q25 being the first full quarter for the combined companies, additional to the acquisitions of MAV and Lacan, combined with organic fundraising for VCP IV and VICC. Net revenues for the last twelve months ended March 31, 2025, were R$726.4 million, representing a 58% increase when compared to the full year 2023.

•	Management fee revenues of R$195.5 million for the quarter ended March 31, 2025, up 103% year-over-year. Management fees of R$586.6 million for the last twelve months ended March 31, 2025, up 49% when compared to the full year 2023.

Earnings Release | Vinci Compass	12

1Q’25 Earnings Release May 12th, 2025

•	Performance fee revenues of R$3.1 million for the quarter ended March 31, 2025, up 35% year-over-year. Performance fee revenues of R$38.0 million for the last twelve months ended March 31, 2025, an increase of 76% when compared to the full year 2023.

•	Advisory fee revenues of R$24.9 million for the quarter ended March 31, 2025, compared to R$10.4 million for the quarter ended March 28, 2024, an increase of 140% year-over-year, driven by the contribution from the Compass combination in the Global IP&S segment. Advisory revenues for the last twelve months ended March 31, 2025, were R$82.6 million, up 81% when compared to the full year 2023.

Total expenses for the quarter ended March 31, 2025, of R$167.3 million, compared to R$54.2 million for the quarter ended March 28, 2024, an increase of 209% year-over-year. Total expenses for the last twelve months ended March 31, 2025, were R$443.7 million, up 87% when compared to the full year 2023. This increase is primarily attributed to the combination with Compass and the acquisitions of MAV and Lacan, with the additional management teams brought with the transactions. Additionally, after the combination with Compass, our expenses were impacted by a new line of costs for amortization of placement fees and rebates, which were not meaningful before the transaction and started to have a bigger contribution to our expenses, as it reflects fees paid to distributors that, due to accounting procedures, are not deducted directly from management fees. Also, for the 1Q’25, we have the full quarter contribution from Compass, other than the 4Q’24, for which we had only two months’ contribution.

•	Bonus related to management and advisory fees of R$31.7 million for the quarter ended March 31, 2025, compared to R$18.7 million for the quarter ended March 28, 2024, a 69% increase year-over-year. Bonus related to management and advisory fees was R$105.7 million for the last twelve months ended March 31, 2025, up 25% year-over-year, when compared to the full year 2023.

•	Performance based compensation of R$1.4 million for the quarter ended March 31, 2025, compared to R$1.0 million for the quarter ended March 28, 2024, an increase of 34% year-over-year. Performance based compensation for the last twelve months ended March 31, 2025, was R$15.7 million, up 44%.

-	Segment personnel expensesxviii of R$20.1 million for the quarter ended March 31, 2025, compared to R$7.3 million for the quarter ended March 28, 2024, an increase of 174% year-over-year. Segment personnel expenses for the last twelve months ended March 31, 2025, were R$50.8 million, up 70%.

-	Corporate center expensesxix of R$77.7 million for the quarter ended March 31, 2025, compared to R$21.1 million for the quarter ended March 28, 2024, an increase of 268% year-over-year. Corporate center expenses for the last twelve months ended March 31, 2025, were R$192.2 million, up 116%.

-	Other general and administrative expensesxx of R$15.4 million for the quarter ended March 31,

Earnings Release | Vinci Compass	13

1Q’25 Earnings Release May 12th, 2025

2025, compared to R$5.5 million for the quarter ended March 28, 2024, an increase of 181% year-over-year. Other G&A expenses for the last twelve months ended March 31, 2025, were R$42.8 million, up 106%.

-	Placement fee amortization and rebatesxxi of R$21.0 million for the quarter ended March 31, 2025, up 4,095% year-over-year. This new line was introduced following the combination with Compass, which were not meaningful before the transaction, and started to have a bigger contribution to our expenses, particularly in the Credit and IP&S segments, as it reflects fees paid to distributors that, due to accounting procedures, are not deducted directly from management.

Operating profit of R$67.4 million for the quarter ended March 31, 2025, compared to R$54.9 million for the quarter ended March 28, 2024, an increase of 23% year-over-year. Operating profit for the last twelve months ended March 31, 2025, was R$282.7 million, up 26% when compared to the full year 2023.

GP Investment incomexxii,  a result of the company’s GP investments in its proprietary private market funds, was R$4.0 million for the quarter ended March 31, 2025, compared to R$13.5 million for the quarter ended March 28, 2024. The decline was largely driven by the unrealized gain in GP investment income in the 1Q’24. GP Investment income for the last twelve months ended March 31, 2025, was R$5.6 million.

Financial incomexxiii of R$14.4 million for the quarter ended March 31, 2025, compared to R$12.4 million for the quarter ended March 28, 2024, up 17% year-over-year. Financial income for the last twelve months ended March 31, 2025, was R$51.3 million, a decrease of 33%, following the reduction in our liquid cash position which has been deployed over the last twelve months into acquisitions and capital calls from GP investments.

Leasing expensesxxiv of R$3.8 million for the quarter ended March 31, 2025, compared to R$2.2 million for the quarter ended March 28, 2024, up 70% year-over-year.

Other items of negative R$4.5 million for the quarter ended March 31, 2025. Other items comprise the income/(loss) generated by contingent consideration adjustment, financial income/(expenses) related to SPS and Compass acquisitions, Ares Convertible Preferred Shares and other financial expenses. The reduction in this line this quarter was mainly driven by lower FX variation compared to the one experienced in the 4Q’24.

Equity-based compensationxxv of R$5.0 million for the quarter ended March 31, 2025. For the last twelve months ended March 31, 2025, equity-based compensation accounted for R$21.3 million.

Profit before income taxes of R$67.3 million for the quarter ended March 31, 2025, compared to R$56.1 million in the same period of 2024, an increase of 20% year-over-year. For the last twelve months ended March 31, 2025, profit before income taxes was R$173.1 million.

Earnings Release | Vinci Compass	14

1Q’25 Earnings Release May 12th, 2025

Income taxesxxvi of R$11.4 million for the quarter ended March 31, 2025, which represented an effective tax rate of 17%, compared to R$10.4 million for the quarter ended March 28, 2024, which represented an effective tax rate of 19.

Non-operational expenses of R$0.2 million for the quarter ended March 31, 2025. Non-operational expenses are comprised of expenses related to professional services rendered in connection with acquisitions.

Contingent consideration adjustment related to acquisitions, after tax, of negative R$8.1 million for the quarter ended March 31, 2025. Contingent consideration adjustment related to Vinci SPS and Compass’ acquisitions reflects the change in earn out’s fair value to be paid. On March 31, 2025, Vinci Compass revaluated the fair value of those obligations based on the economic conditions at the date, resulting in an increase of the contingent consideration fair value. The variation was recognized as a loss in the financial result.

Adjusted net income of R$48.0 million for the quarter ended March 31, 2025, compared to R$50.8 million for the quarter ended March 28, 2024. Adjusted Net Income was R$183.1 million for the last twelve months ended March 31, 2025.

Earnings Release | Vinci Compass	15

1Q’25 Earnings Release May 12th, 2025

Supplemental Details

Assets Under Management (AUM) Rollforward

	For the Three Months Ended March 31, 2025
In R$ millions	Global IP&S	Credit	Private Equity	Equities	Real Assets	Total
Beginning balance	255,403	29,213	16,760	13,883	11,702	326,961
(+/-) Capital Subscription / (capital return)	–	889	14	–	(142)	761
(+) Capital Subscription	–	1,042	14	–	3	1,060
(-) Capital Return	–	(153)	–	–	(145)	(299)
(+) Acquisitions	–	–	–	–	–	–
(+/-) Net Inflow / (outflow)	(7,301)	(240)	–	(25)	(1)	(7,567)
(+/-) FX Variation	(16,928)	(1,397)	(223)	(317)	(82)	(18,947)
(+/-) Appreciation / (depreciation)	750	925	(70)	1,253	487	3,344
Ending balance	231,924	29,389	16,481	14,793	11,965	304,552

	For the Twelve Months Ended March 31, 2025
In R$ millions	Global IP&S	Credit	Private Equity	Equities	Real Assets	Total
Beginning balance	25,903	7,592	14,417	9,910	11,008	68,831
(+/-) Capital Subscription / (capital return)	(8)	2,096	793	–	(494)	2,388
(+) Capital Subscription	–	2,695	949	–	112	3,756
(-) Capital Return	(8)	(599)	(157)	–	(605)	(1,369)
(+) Acquisitions	216,007	19,320	–	4,355	2,006	241,687
(+/-) Net Inflow / (outflow)	(11,520)	(691)	–	271	67	(11,873)
(+/-) FX Variation	(1,067)	(116)	319	(27)	119	(772)
(+/-) Appreciation / (depreciation)	2,608	1,187	953	285	(741)	4,292
Ending balance	231,924	29,389	16,481	14,793	11,965	304,552
Earnings Release | Vinci Compass	16

1Q’25 Earnings Release May 12th, 2025

Fee-Earning Assets Under Management (FEAUM) Rollforward

	For the Three Months Ended March 31, 2025
In R$ millions	Global IP&S	Credit	Private Equity	Equities	Real Assets	Total
Beginning balance	254,004	28,540	13,471	13,815	11,567	321,397
(+/-) Capital Subscription / (capital return)	–	888	14	–	(142)	761
(+) Capital Subscription	–	1,042	14	–	3	1,059
(-) Capital Return	–	(153)	–	–	(145)	(299)
(+) Acquisitions	–	–	–	–	–	–
(+/-) Net Inflow / (outflow)	(7,299)	(193)	–	(8)	(1)	(7,501)
(+/-) FX Variation	(16,887)	(1,364)	(223)	(314)	(82)	(18,870)
(+/-) Appreciation / (depreciation)	732	893	25	1,246	497	3,394
Ending balance	230,551	28,764	13,287	14,739	11,839	299,180

	For the Twelve months Ended March 31, 2025
In R$ millions	Global IP&S	Credit	Private Equity	Equities	Real Assets	Total
Beginning balance	25,654	7,592	11,240	9,859	10,931	65,277
(+/-) Capital Subscription / (capital return)	(8)	1,931	800	–	(480)	2,243
(+) Capital Subscription	–	2,527	949	–	112	3,588
(-) Capital Return	(8)	(596)	(149)	–	(591)	(1,345)
(+) Acquisitions	215,477	18,859	–	4,316	2,006	240,657
(+/-) Net Inflow / (outflow)	(11,530)	(630)	–	289	67	(11,805)
(+/-) FX Variation	(1,063)	(113)	319	(27)	119	(766)
(+/-) Appreciation / (depreciation)	2,021	1,126	928	301	(803)	3,573
Ending balance	230,551	28,764	13,287	14,739	11,839	299,180
Earnings Release | Vinci Compass	17

1Q’25 Earnings Release May 12th, 2025

Investment Records – IP&S, Public Equities, Private Credit and Listed Funds

Fund	Segment	NAVxxvii (R$ millions)	1Q'25	YTD	12 M	24 M	Market Comparison	Index Rate
Vinci Total Return	Equities	207	4.8%	4.8%	(4.3)%	20.9%	IPCA + Yield IMA-B	IPCA + Yield IMA-B
Mosaico Strategy	Equities	805	7.4%	7.4%	(6.3)%	22.4%	IBOV	IBOV
Vinci Gas Dividendos FIA	Equities	319.6	7.7%	7.7%	(0.1)%	24.7%	IBOV	IBOV
Compass CRECE+	Equities	149.6	7.1%	7.1%	2.8%	6.2%	S&P/BMV IPC	N/A
Compass Crecimiento	Equities	536.7	(6.7)%	(6.7)%	98.7%	204.7%	S&P MERVAL	N/A
Compass Small Cap Chile	Equities	1,408.30	20.8%	20.8%	19.1%	19.4%	N/A	N/A
Vinci Crédito Imobiliário II	Credit	713.8	3.5%	3.5%	4.8%	18.0%	IPCA	IPCA + 6%
Vinci Energia Sustentável	Credit	523.4	3.3%	3.3%	4.2%	19.4%	IPCA	IPCA + 6%
Vinci Crédito Multiestratégia	Credit	320.3	3.8%	3.8%	9.6%	26.4%	CDI	IPCA + 5%
Compass Latam Corporate Debt Fund	Credit	4,028.20	2.9%	2.9%	8.5%	9.4%	CEMBI Broad Div	N/A
Compass Latam High Yield USD	Credit	1,682.60	2.5%	2.5%	10.8%	11.9%	CEMBI Broad Div HY	N/A
Compass I+LIQG	Credit	1,612.00	2.5%	2.5%	11.4%	11.6%	PIP Cetes 28D	N/A
Compass Credit Selection	Credit	635	3.3%	3.3%	12.0%	13.1%	CDI	N/A
Compass Yield 30	Credit	1,735.40	3.6%	3.6%	12.9%	14.2%	CDI	CDI
Compass Deuda Plus	Credit	435.2	2.6%	2.6%	11.5%	8.0%	N/A	N/A
Compass Renta Fija-B	Credit	788.7	1.7%	1.7%	4.5%	4.2%	CEMBI Broad Div	N/A
Vinci Multiestratégia FIM	Global IP&S	111	2.8%	2.8%	9.4%	21.6%	CDI	CDI
Atlas Strategy	Global IP&S	217.9	1.6%	1.6%	9.6%	19.6%	CDI	CDI
Vinci Valorem FIM	Global IP&S	896.8	2.0%	2.0%	8.0%	17.7%	IMA-B	IMA-B
Equilibrio Strategy	Global IP&S	1,005.90	1.6%	1.6%	7.5%	17.5%	IPCA	N/A
Vinci Retorno Real FIM	Global IP&S	90.7	1.7%	1.7%	8.3%	16.0%	IMA-B	IMA-B
VISC11	Real Assets (listed REIT)	2,982.30	9.3%	9.3%	(7.2)%	23.8%	IFIX	IPCA + 6%
VILG11	Real Assets (listed REIT)	1,248.50	14.5%	14.5%	(1.5)%	11.4%	IFIX	IPCA + 6%
VINO11	Real Assets (listed REIT)	435.7	9.8%	9.8%	(23.7)%	(18.0)%	IFIX	IPCA + 6%
VIUR11	Real Assets (listed REIT)	143.9	(6.8)%	(6.8)%	(20.4)%	11.8%	IFIX	IPCA + 6%
VCRI11	Real Assets (listed REIT)	126.6	10.1%	10.1%	(3.7)%	14.3%	IFIX	IPCA + X%
VICA11	Real Assets (REIT)	380	1.2%	1.2%	2.1%	2.5%	IFIX	CDI + 1%
VINCI FOF IMOBILIARIO FIM CP	Real Assets (REIT)	53.7	(2.4)%	(1.2)%	(1.2)%	-	IFIX	IFIX
VIGT11	Real Assets (listed REIT)	320.4	27.9%	27.9%	(43.9)%	(33.0)%	N/A	N/A

Benchmark	1Q'25	YTD	12 M	24 M
CDIxxviii	3.0%	3.0%	11.3%	25.0%
IMA-B 5xxix	3.1%	3.1%	7.3%	17.6%
IPCAxxx	2.0%	2.0%	5.5%	9.6%
IFIXxxxi	6.3%	6.3%	(2.8)%	20.0%
IPCA + Yield IMA-B	3.8%	3.8%	12.4%	23.7%
IBOVxxxii	8.3%	8.3%	1.7%	27.9%
S&P/BMV IPCxxxiii	6.2%	6.2%	(5.5)%	1.9%
S&P MERVALxxxiv	(7.7)%	(7.7)%	92.0%	208.0%
CEMBI Broad Divxxxv	2.7%	2.7%	8.6%	10.1%
CEMBI Broad Div HYxxxvi	2.5%	2.5%	9.9%	12.5%
PIP Cetes 28Dxxxvii	2.4%	2.4%	11.0%	11.4%
Earnings Release | Vinci Compass	18

1Q’25 Earnings Release May 12th, 2025

Investment Records – Closed End Private Markets fundsxxxviii

Fund	Segment	Vintage year	Committed Capital (R$mm)	Invested Capital (R$mm)	Realized or Partially Realized (R$mm)	Unrealized (R$mm)	Total Value (R$mm)	Gross MOICxxxix (BRL)	Gross MOIC (USD)	Gross IRRxl (BRL)	Gross IRR (USD)
Fund 1	Private Equity	2004	1,415	1,206	5,131	79	5,210	4.3x	4.0x	71.5%	77.2%
VCP II	Private Equity	2011	2,200	2,063	1,830	2,505	4,335	2.1x	1.0x	9.9%	0.4%
VCP III	Private Equity	2018	4,000	2,465	275	5,193	5,468	2.1x	1.7x	27.7%	18.4%
VCP IV	Private Equity	2022	3,089	789	-	1,023	1,023	1.2x	1.2x	NM	NM
VCP Strategyxli	Private Equity		10,704	6,523	7,235	8,800	16,035	2.4x	2.1x	64.6%	70.2%
NE Empreendedorxlii	Private Equity	2003	36	13	26	–	26	2.1x	2.6x	22.0%	30.5%
Nordeste III	Private Equity	2017	240	135	98	222	320	2.4x	1.7x	22.4%	13.5%
VIR IV	Private Equity	2020	1,000	495	166	553	718	1.5x	1.3x	22.7%	16.5%
VIR Strategyxliii	Private Equity		1,276	642	290	775	1,064	1.7x	1.3x	22.1%	25.6%
SPS I	Credit	2018	128	192	295	51	346	2.3x	1.8x	25.1%	18.2%
SPS II	Credit	2020	671	1,021	1,033	591	1,624	2.2x	2.1x	23.7%	22.8%
SPS III	Credit	2021	1,071	1,168	250	1,391	1,641	2.6x	2.4x	31.1%	24.7%
SPS IV	Credit	2025	1,071	40	–	40	40	NM	NM	NM	NM
SPS Strategyxliv	Credit		2,941	2,421	1,578	2,073	3,652	2.7x	2.4x	24.8%	20.5%
MAV I	Credit	2022	165	165	136	99	234	1.4x	1.3x	18.6%	18.2%
MAV II	Credit	2023	205	205	27	207	234	1.1x	1.2x	18.1%	6.1%
MAV III	Credit	2025	212	33	0	33	33	NM	NM	NM	NM
MAV Strategyxlv	Credit		582	403	163	338	501	1.3x	1.2x	16.8%	10.6%
Lacan Florestal I	Real Assets	2012	253	253	255	324	579	2.3x	1.2x	11.5%	2.6%
Lacan Florestal II	Real Assets	2016	356	356	125	595	720	2.0x	1.5x	13.0%	6.4%
Lacan Florestal III	Real Assets	2020	498	390	–	531	531	1.4x	1.2x	13.9%	8.0%
Lacan Florestal IV	Real Assets	2023	170	89	–	107	107	1.2x	1.1x	29.7%	20.8%
Lacan Strategyxlvi	Real Assets		1,277	1,088	380	1,556	1,936	1.8x	1.3x	12.5%	4.7%
FIP Transmissãoxlvii	Real Assets	2017	211	104	289	90	379	3.7x	2.6x	56.3%	40.8%
VIASxlviii	Real Assets	2021	386	350	—	512	512	1.5x	1.2x	21.0%	11.7%
VICCxlix	Real Assets	2022	1,557	136.7	—	137	137	1.0x	0.9x	NM	NM
VFDL[l]	Real Assets	2021	422	330	16	372	389	1.2x	1.1x	10.5%	4.5%
Vinci Credit Infrali	Credit	2022	1,798	1,117	18	1,193	1,211	1.2x	1.2x	NM	NM
Earnings Release | Vinci Compass	19

1Q’25 Earnings Release May 12th, 2025

Shareholder Dividends & Share Summary

($ in thousands)	2Q'23	3Q'23	4Q'23	1Q'24	2Q'24	3Q'24	4Q'24	1Q'25
Adjusted Distributable Earnings (R$)	70,369	51,820	63,641	49,605	58,401	57,104	73,946	62,306
Adjusted Distributable Earnings (US$)lii	14,290	10,647	12,829	9,801	10,331	9,872	12,804	11,027
Adjusted DE per Common Share (US$)liii	0.26	0.20	0.24	0.18	0.19	0.19	0.20	0.17
Actual Dividend per Common Shareliv	0.20	0.17	0.20	0.17	0.17	0.16	0.15	0.15

VINP Shares	2Q'23	3Q'23	4Q'23	1Q'24	2Q'24	3Q'24	4Q'24	1Q'25
Shares Repurchased
# of Shares	558,349	705,518	93,249	533,981	220,135	374,834	607,643	683,148
Average Cost (US$/share)	8.76	10.14	10.50	10.64	10.82	10.38	10.28	10.07
Capital Deployed (US$)	4,889,370	7,150,845	979,137	5,681,558	2,382,251	3,890,849	6,246,577	6,879,698
Class B	14,466,239	14,466,239	14,466,239	14,466,239	14,466,239	14,466,239	14,466,239	14,466,239
Class Alv	39,730,720	39,405,827	39,312,578	38,778,597	38,779,209	38,404,375	49,580,116	48,896,968
Common Shares	54,196,959	53,872,066	53,778,817	53,244,836	53,245,448	52,870,614	64,046,355	63,363,207

Vinci Compass generated R$0.98 or US$0.17 of Adjusted Distributable Earnings per common share for the first quarter of 2025. The company declared a quarterly dividend of US$0.15 per common share to record holders as of May 27, 2025; payable on June 10, 2025.

Common Shares Outstanding as of quarter end of 63,363,207 shares.

•	Repurchased 683,148 common shares in the quarter, with an average share price of US$10.07.

•	Repurchased 5,976,745 common shares since the announcement of the first share repurchase plan, with an average share price of US$10.56.

•	The fifth buyback program, approved in September, is limited to US$15 million. As of March 31, 2025, the remaining authorization for the share repurchase plan was US$1.6 million.

Earnings Release | Vinci Compass	20

1Q’25 Earnings Release May 12th, 2025

Reconciliation and Disclosures

Non-GAAP Reconciliation

(R$ thousands, unless mentioned)	1Q'24	4Q'24	1Q'25	1Q'24 LTM	1Q'25 LTM

OPERATING PROFIT	54,910	95,510	67,404	223,672	282,731
(-) Net revenue from realized performance fees	(2,273)	(36,867)	(3,077)	(22,606)	(50,930)
(-) Net revenue from unrealized performance fees	–	9,454	–	1,042	12,937
(+) Compensation allocated in relation to performance fees	1,009	10,930	1,350	10,916	15,690
FEE RELATED EARNINGS (FRE)	53,646	79,028	65,677	213,024	260,428

OPERATING PROFIT	54,910	95,510	67,404	223,672	282,731
(-) Net revenue from management fees	(96,455)	(170,193)	(195,529)	(393,945)	(586,606)
(-) Net revenue from advisory	(10,359)	(40,328)	(24,853)	(45,690)	(82,628)
(-) Other revenues	–	(7,925)	(11,262)	–	(19,187)
(+) Bonus related to management and advisory	18,748	31,397	31,744	84,686	105,749
(+) Personnel expenses	7,337	14,895	20,125	29,859	50,814
(+) Other general and administrative expenses	5,495	14,728	15,431	20,788	42,804
(+) Placement fee amortization and rebates	501	14,393	21,015	2,174	36,401
(+) Corporate center expenses	21,087	64,006	77,652	89,106	192,225
PERFORMANCE RELATED EARNINGS (PRE)	1,264	16,482	1,727	10,648	22,303

OPERATING PROFIT	54,910	95,510	67,404	223,672	282,731
(-) Net revenue from unrealized performance fees	–	9,454	–	1,042	12,937
(+) Compensation allocated in relation to unrealized performance fees	–	74	–	(369)	(1,159)
(+) Realized gain from GP investment income	4,406	4,111	4,285	17,735	25,314
SEGMENT DISTRIBUTABLE EARNINGS	59,316	109,150	71,689	242,080	319,824

NET INCOME	45,708	549	55,928	232,461	126,193
(-) Net revenue from unrealized performance fees	–	9,454	–	1,042	12,937
(+) Income tax from unrealized performance fees	–	24	–	(120)	(377)
(+) Compensation allocated in relation to unrealized performance fees	–	74	–	(369)	(1,159)
(-) Unrealized gain from GP investment income	(9,103)	208	279	(41,992)	19,764
(+) Income tax on unrealized gain from GP investment income	283	127	694	458	14
(-) Unrealized gain from financial income	–	–	–	(0)	0
(+) Income tax on unrealized gain from financial income	–	–	–	–	–
(-) Contingent consideration (earn-out) gain (loss)lvi	5,756	16,544	(9,546)	25,679	4,613
(+) Income tax on contingent consideration	(1,957)	(4,057)	1,405	(8,730)	(1,841)
(+) Depreciation and amortization	1,891	5,028	6,231	7,423	15,404
(+) Equity-based compensation	6,148	6,418	5,003	17,642	18,991
(-) Income Taxes on Equity-based compensation	(429)	(483)	(117)	(998)	(602)
(+) Equity gain (loss)	–	1,500	2,201	–	3,701
(+) Non-operational expenses including income tax related to realized expenselvii	1,308	38,560	228	2,939	54,119
ADJUSTED DISTRIBUTABLE EARNINGS	49,605	73,946	62,306	235,435	251,757

TOTAL NET REVENUE FROM SERVICES RENDERED	109,087	245,858	234,721	461,199	726,413
(-) Net revenue from realized performance fees	(2,273)	(36,867)	(3,077)	(22,606)	(50,930)
(-) Net revenue from unrealized performance fees	–	9,454	–	1,042	12,937
NET REVENUE FROM MANAGEMENT FEES AND ADVISORY	106,814	218,446	231,644	439,635	688,421
Earnings Release | Vinci Compass	21

1Q’25 Earnings Release May 12th, 2025

Balance Sheet Results

Assets	12/31/2024	3/31/2025
Current assets
Cash and cash equivalents	223,302	163,782
Cash and bank deposits	99,156	126,844
Financial instruments at fair value through profit or loss	120,492	36,938
Financial instruments at amortized cost	3,654	-
Financial instruments at fair value through profit or loss	1,531,036	1,488,809
Trade receivables	227,951	162,569
Sub-leases receivable	1,758	1,770
Taxes recoverable	22,137	11,200
Other assets	55,273	66,398
Total current assets	2,061,457	1,894,528

Non-current assets
Financial instruments at fair value through profit or loss	140,824	127,710
Financial instruments at amortized cost	6,991	6,334
Trade receivables	15,901	15,603
Sub-leases receivable	4,081	3,910
Taxes recoverable	704	3,969
Deferred taxes	31,346	29,889
Other receivables	49,468	40,287
	249,315	227,702

Investments accounted for using the equity method	55,081	53,781
Property and equipment	59,132	60,279
Right of use - Leases	102,117	135,768
Intangible assets	1,057,949	1,054,859
Total non-current assets	1,523,594	1,532,389

Total Assets	3,585,051	3,426,917
Earnings Release | Vinci Compass	22

1Q’25 Earnings Release May 12th, 2025

Liabilities and equity	12/31/2024	3/31/2025
Current liabilities
Trade payables	11,527	12,290
Financial instruments at fair value through profit or loss	–	11,786
Deferred Revenue	–	15,514
Leases	33,303	35,031
Accounts payable	38,667	36,792
Labor and social security obligations	182,071	62,645
Loans and Financing	45,220	27,632
Taxes and contributions payable	40,855	26,264
Total current liabilities	351,643	227,954

Non-current liabilities
Leases	86,152	116,025
Labor and social security obligations	8,992	8,658
Loans and Financing	816,322	763,298
Deferred taxes	5,086	5,237
Retirement plans liabilities	374,813	416,135
	1,291,365	1,309,353

Total liabilities	1,643,008	1,537,307

Equity
Share capital	18	18
Additional paid-in capital	2,097,712	2,097,712
Treasury shares	(259,773)	(300,082)
Retained Earnings	30,682	87,214
Other reserves	73,769	5,717
	1,942,408	1,890,579

Non-controlling interests in the equity of subsidiaries	(365)	(969)

Total equity	1,942,043	1,889,610

Total liabilities and equity	3,585,051	3,426,917
Earnings Release | Vinci Compass	23

1Q’25 Earnings Release May 12th, 2025

Forward-Looking Statements

This earnings release contains forward-looking statements that can be identified by the use of words such as “anticipate,” “believe,” “could,” “expect,” “should,” “plan,” “intend,” “estimate” and “potential,” among others. By their nature, forward-looking statements are necessarily subject to a high degree of uncertainty and involve known and unknown risks, uncertainties, assumptions and other factors because they relate to events and depend on circumstances that will occur in the future whether or not outside of our control. Such factors may cause actual results, performance or developments to differ materially from those expressed or implied by such forward-looking statements and there can be no assurance that such forward-looking statements will prove to be correct. The forward-looking statements included herein speak only as at the date of this press release and we do not undertake any obligation to update these forward-looking statements. Past performance does not guarantee or predict future performance. Moreover, neither we nor our affiliates, officers, employees and agents undertake any obligation to review, update or confirm expectations or estimates or to release any revisions to any forward-looking statements to reflect events that occur or circumstances that arise in relation to the content of this press release. Further information on these and other factors that could affect our financial results is included in filings we have made and will make with the U.S. Securities and Exchange Commission from time to time.

i “Fee Related Revenues” is a measure that we use to assess our ability to generate profits from our fund management and advisory business without measuring for the outcomes from funds above their respective benchmarks. We calculate Net Revenue from Fund Management and Advisory as net revenue from services rendered less (a) net revenue from realized performance fees and less (b) net revenue from unrealized performance fees.

ii “Fee related earnings”, or “FRE”, is a metric to monitor the baseline performance of, and trends in, our business, in a manner that does not include performance fees, investment income and expenses that do not arise from our normal course of operations. FRE is calculated as operating profit, less (a) net revenue from realized performance fees, less (b) net revenue from unrealized performance fees, plus (c) share-based payments plus (d) compensation allocated in relation to performance fees plus (e) non-operational expenses, which are comprised of expenses relating to professional services rendered in connection with acquisitions and our international corporate organization.

iii “FRE Margin” is calculated as FRE divided by the sum of net revenue from fund management and net revenue from advisory services.

iv “FRE per share” is calculated considering the number of outstanding shares at the end of the current quarter. Last twelve months values are calculated as the sum of the last four quarters.

v “Performance Related Earnings”, or “PRE”, is a performance measure that we use to assess our ability to generate profits from revenue that relies on outcomes from funds above their respective benchmarks. We calculate PRE as operating profit less (a) net revenue from fund management, less (b) net revenue from advisory services, plus (c) personnel and profit-sharing expenses, plus (d) other general and administrative expenses, less (e) compensation in relation to performance fees.

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1Q’25 Earnings Release May 12th, 2025

vi “PRE Margin” is calculated as PRE divided by net revenue from performance fees.

vii “Segment Distributable Earnings” is Vinci Partners’ segment profitability measure used to make operating decisions and assess performance across the company’s five segments (Private Markets, Public Equities, Investment Products and Solutions, Retirement Services and Corporate Advisory). Segment Distributable Earnings is calculated as operating profit less (a) net revenue from unrealized performance fees, plus (b) compensation allocated in relation to unrealized performance fees, plus (c) realized gain from GP investment income.

viii “Other items” comprise the income/(loss) generated by financial income/(expenses) related to acquisitions, Ares Convertible Preferred Shares and other financial expenses.

ix “Non-operational expenses” are composed by expenses related to professional services to matters related to acquisitions.

x “Distributable Earnings”, or “DE”, is used as a reference point by our board of directors to assess our performance and capabilities to distribute dividends to our shareholders. Distributable Earnings is calculated as profit for the year, less (a) net revenue from unrealized performance fees, plus (b) income taxes from unrealized performance fees, plus (c) compensation allocated in relation to unrealized performance fees, less (d) unrealized gain from investment income, plus (e) income taxes on unrealized gain from investment income, plus (f) share-based payments, plus (g) income taxes on share-based payments, plus (h) depreciation and amortization, except for depreciation and amortization relating to each segment’s investments, less (i) contingent consideration (earn-out) gain (loss) (after tax).

xi “DE Margin” is calculated as Distributable Earnings divided by sum of net revenue from fund management, net revenue from performance fees, net revenue from advisory services, net revenue from other revenues and realized gain from investment income.

xii “Adjusted Distributable Earnings”, or “Adjusted DE”, is used as a reference point by our board of directors for determining the amount of earnings available to distribute to shareholders as dividends. Adjusted Distributable Earnings is calculated as Distributable Earnings, plus expenses relating to professional services rendered in connection with acquisitions, our business combination with Compass and our international corporate organization (including income tax related to realized expense).

xiii “Adjusted DE Margin” is calculated as Adjusted Distributable Earnings divided by the sum of net revenue from fund management, net revenue from performance fees, net revenue from advisory services, net revenue from other revenues and realized gain from investment income.

xiv “Adjusted DE per share” is calculated considering the number of outstanding shares at the end of the current quarter. Last twelve months values are calculated as the sum of the last four quarters.

xv The average fee rate for the 4Q'24 was restated to reflect the new methodology adopted from the 1Q'25 onwards. Under this approach, the average fee rate is calculated by dividing the total annualized Gross Fee Related Revenues of the current quarter by the average AUM between the current and previous quarter.

xvi Upfront fees are one-time fees charged for TPD Alternative commitments. Fee-Earning Assets Under Management Ex-Upfront regards the FEAUM only from the funds which collect recurring management fees.

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1Q’25 Earnings Release May 12th, 2025

xvii “AUM” refers to assets under management and advisory. Our AUM equals the sum of: (1) the fair market value of all funds and accounts under management and advisory by Vinci Compass, across Global IP&S, Credit, Private Equity, Equities, and Real Assets; (2) the capital that we are entitled to call from investors in funds pursuant to the terms of their capital commitments to those funds; and (3) the fair market value of co-investments arranged by us that were made, or could be made, by limited partners of our corporate private equity funds and portfolio companies of such funds. As a significant portion of our AUM is denominated in currencies other than Brazilian Reais, fluctuations in foreign exchange rates may cause our reported AUM to vary over time, independently of underlying asset or commitment changes. AUM includes double counting related to funds from one segment that invest in funds from another segment. Those cases occur mainly due to (a) fund, of funds of investment products and solutions segment, and (b) investment funds in general that invest part of their cash in credit segment and hedge fund segment funds in order to maintain liquidity and provide for returns on cash. Such amounts are eliminated on consolidation. The bylaws of the relevant funds prohibit double-charging fees on AUM across segments. Therefore, while our AUM by segment may double-count funds from one segment that invest in funds from another segment, the revenues for any given segment do not include revenue in respect of assets managed by another segment, which means there are no intercompany eliminations on revenues in our results of operations.

xviii “Segment personnel expenses” are composed of the salary-part compensation paid to employees and partners of our funds’ management teams.

xix “Corporate center expenses” are composed by the salary-compensation paid to employees and partners of our support teams and other expenses, such as research, risk, legal & compliance, investor relations, operations and ESG.

xx “Other general and administrative expenses” is made up of third-party expenses, depreciation and amortization, travel and representation, marketing expenses, administrative fees, non-operating taxes, third-party consultants’ fees, such as legal and accounting, and office consumables.

xxi “Placement fee amortization and rebates” reflects fees paid to distributors that, due to accounting procedures, are not deducted from net management fees, unlike certain other distributor fees that directly impact that line.

xxii “GP investment income” is income from proprietary investments made by us in our own Private Markets’ funds, used as GP Commitments.

xxiii “Financial income” is income generated through the investments made with our cash and cash equivalents in cash and bank deposits, certificate of deposits and proprietary investments in our Liquid Funds from our public equities and hedge funds’ segments.

xxiv “Leasing expenses” include costs from the company’s sub-leasing activities.

xxv “Share Based Plan” is the composition of two benefit programs: SOP (Stock Option Plan) and RSU (Restricted Stock Units). In Stock Option Plan the company concedes to an employee the option to buy stock in the company with stated fixed price. The Restricted Stock Units concedes company shares to an employee through a vesting plan in which RSUs are assigned a fair market value.

xxvi Income taxes is comprised of taxes on our corporate income tax and social contribution taxes. We are taxed on an actual taxable profit regime, while part of our subsidiaries is taxed based on deemed profit.

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1Q’25 Earnings Release May 12th, 2025

xxvii NAV is the net asset value of each fund. For listed vehicles, the NAV represents the Market valuation of the fund ex-dividends.

xxviii CDI is an average of interbank overnight rates in Brazil (daily average for the period).

xxix IMAB is composed by government bonds indexed to IPCA. IMAB 5 also includes government bonds indexed to IPCA with up to 5 Years in duration.

xxx IPCA is a broad consumer price index measured by the IBGE.

xxxi IFIX is an index composed by listed REITs in the Brazilian stock Market.

xxxii Brazil stock market most relevant index.

xxxiii S&P/BMV IPC seeks to measure the performance of the largest and most liquid stocks listed on the Mexican Stock Market.

xxxiv S&P MERVAL Index, Argentina’s flagship index, seeks to measure the performance of the largest, most liquid stocks trading on the Argentinian Stock Market.

xxxv CEMBI Broad Div tracks the performance of US dollar-denominated bonds issued by emerging market corporate entities.

xxxvi The J.P. Morgan CEMBI Broad Diversified HY index tracks liquid, US Dollar emerging market fixed and floating-rate debt instruments issued by corporate, sovereign, and quasi-sovereign entities.

xxxvii PiP Cetes 28d is an index that invests in Cetes 28-day securities. Cetes are Treasury Certificates issued by the Mexican government.

xxxviii Track record information is presented throughout this release on a pro forma basis and in local currency,

excluding PIPE investments, a strategy that will be discontinued in VCP III.

xxxix “MOIC” means multiple on invested capital, a ratio intended to represent how much value an investment has returned, and is calculated as realized value plus unrealized value, divided by the total amount invested, gross of expenses and fees.

xl “IRR” means the internal rate of return, which is a discount rate that makes the net present value of all cash flows equal to zero in a discounted cash flow analysis.

xli Total commitments for VCP III include R$1.3 billion in co-investments. Track record presented for the VCP strategy as of 4Q’24, due to fund’s administrator timeline to disclose the quarterly markup of the fund.

xlii Performance information for Nordeste Empreendedor (“NE I”) comprises only the four (out of seven) investments invested, managed and divested by a team led by Jose Pano (collectively, the ”Participating Investments”) while they were employed by NE I’s manager (the “NE I Manager”), an entity not affiliated with the manager or Vinci Partners. Information herein pertaining to any investments made by NE I manager has not been prepared by NE I manager and NE I manager assumes no responsibility for the accuracy or completeness of any such information.

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1Q’25 Earnings Release May 12th, 2025

xliii Track record for VIR strategy is presented as of 4Q’24, due to fund’s administrator timeline to disclose the quarterly markup of the fund.

xliv Track record for Vinci SPS strategy is presented as of 1Q’25.

xlv Track record for MAV strategy is presented as of 1Q’25.

xlvi Track record for Lacan strategy is presented as of 1Q’25.

xlvii Track record for FIP Infra is presented as of 4Q’24.

xlviii Track record for VIAS is presented as of 4Q’24.

xlix Total commitments for VICC are presented as of 4Q’24.

l Track record for VFDL is presented as of 1Q’25.

li Track record for Vinci Credit Infra is presented as of 1Q’25.

lii US$ Distributable Earnings was calculated considering the exchange rate from USD to BRL of 5.6505, as of May 09, 2025, when dividends were approved by our Board of Directors.

liii Per Share calculations are based on end of period Participating Common Shares.

liv Actual dividends per common share are calculated considering the share count as of the applicable record date.

lv As of March 31, 2025, Public Float was comprised of 11,150,770 Class A common shares.

lvi Contingent consideration adjustment (after-tax) related to acquisitions and combination with Compass reflects the change in the earn out’s fair value to be paid in the future. On March 31, 2025, Vinci Compass revaluated the fair value of the obligation based on the economic conditions at the date, resulting in an increase of the contingent consideration fair value. The variation was recognized as a loss in the financial result.

lvii Non-operational expenses are comprised of expenses related to professional services rendered in connection with acquisitions.

Earnings Release | Vinci Compass	28